June 15, 2016

Via EDGAR and Overnight Delivery

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Reynolds Brigitte Lippmann Ronald E. Alper

Re:	CareDx, Inc. Registration Statement on Form S-3 Submitted May 27, 2016 File No. 333-211700

Ladies and Gentlemen:

On behalf of our client, CareDx, Inc. (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 8, 2016, relating to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). The Company is concurrently submitting via EDGAR this letter and Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For the Staff’s reference, we are providing to the Staff by overnight delivery both a clean copy of Amendment No. 1 and a copy marked to show all changes from the Registration Statement submitted on May 27, 2016.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the pages of Amendment No. 1.

Selling Stockholders, page 8

1.

Please disclose in the footnotes to the table whether any of the selling shareholders, other than the persons affiliated with Gagnon Securities, LLC, is a broker-dealer or an affiliate of a broker-dealer. For example, we note the disclosure in your Form 10-Q for the quarterly period ended March 31, 2016 that M.M. Dillon received placement agent

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Division of Corporation Finance

June 15, 2016

warrants to purchase 100,000 shares of the company’s common stock. Also, identify in the footnotes to the table the amount of shares that any of the selling shareholders that is a broker-dealer or is affiliated with a broker-dealer received as compensation for acting as a private placement agent.

The Company entered into financial advisors and placement agents agreements with each of M.M. Dillon & Co. Group LLC, Brookline Capital Markets and Leerink Partners LLC to act as the Company’s lead financial advisors and placement agents in connection with a private equity placement. As part of the compensation arrangement, the Company issued warrants to purchase 100,000 shares of the Company’s common stock to each of M.M. Dillon & Co. Group LLC and Brookline Capital Markets. The placement agents did not invest in the Company or purchase any other securities. No parties who invested in the Company acted as a broker-dealer or received compensation for acting as a private placement agent. The Company has revised the disclosure in the footnotes to the selling stockholder table of Amendment No. 1 to address the Staff’s comment.

2.	We note that some selling shareholders are affiliates of a broker-dealer. Please disclose for each affiliate of a broker-dealer who did not receive the securities as compensation for underwriting activities whether (1) the seller purchased the securities being registered for resale in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had any agreements or understandings, directly or indirectly, with any person, to distribute the securities. If each such selling shareholder cannot provide these representations, state that the seller is an underwriter.

All investors who purchased securities in the Company’s private equity placement represented to the Company that they (i) were acquiring such securities in the ordinary course of business for their own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered under the Securities Act of 1933, as amended, or under an exemption from such registration and in compliance with applicable federal and state securities laws, and (ii) did not have a present arrangement to effect any distribution of such securities to or through any person or entity. The Company has revised the disclosure for each selling stockholder who is an affiliate of a broker-dealer in the footnotes to the selling stockholder table of Amendment No. 1 to address the Staff’s comment.

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Please direct any questions with respect to the Company’s responses or the revised draft of the Registration Statement to me at (650) 320-4625 or mdanaher@wsgr.com.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

By:	/s/ Michael J. Danaher
Michael J. Danaher

cc: Peter Maag, Ph.D., CareDx, Inc.